White Elephant's Technology, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2023

White Elephant’s Technology, Inc.
Balance Sheet

**WHITE ELEPHANT’S TECHNOLOGY, INC**
**BALANCE SHEET**
**DECEMBER 31st, 2023**

**CURRENT ASSETS**
Cash and cash equivalents………………………………………..…….$ 300.00
Loans receivable - related party……………………………….……..$ 0.00
Prepaid expenses and other current assets………………………,,…..… $0.00
**TOTAL CURRENT ASSETS ……………………………………….....$300.00**

**PROPERTY AND EQUIPMENT**
Property and equipment, net ……………………………………………..$0.00
**OTHER ASSETS**
Intangible assets, net……………………………………………………..…$0.00
Deposits……………………………………………………….………... .$0.00

**TOTAL ASSETS …………………………………………………..….$300.00**

**CURRENT LIABILITIES**

Accounts payable………………………………………………..... $0.00
Accrued expenses………………………………………………… $0.00
Sales tax payable……………………………………………….. $0.00

**TOTAL CURRENT LIABILITIES…………………………..… ..$0.00**
**TOTAL LIABILITIES ……………………………………………$0.00**

**SHAREHOLDERS' EQUITY**
Common stock, authorized 2,887,500 shares,
2,887,500 shares issued and outstanding, $0.00001 par value……. .28.88
Preferred stock, authorized 7,363,125 shares,
7,363, 125 shares issued and outstanding, $0.00001 par value……. 73.63
Additional paid-in capital……………………………………………..197.49
Retained earnings ……………………………………………………0.00
TOTAL SHAREHOLDERS' EQUITY ……………………….. …..300.00

**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $ 300.00**

*Unaudited*

White Elephant's Technology, Inc.
Income Statement

## INCOME STATEMENT

| | |
|---|---|
| **INCOME** | **0.00** |
| **OPERATING EXPENSES** | |
| Advertising and marketing | 0.00 |
| Bank fees | 0.00 |
| Contractors and consultants | 0.00 |
| IT expense | 0.00 |
| Legal and professional fees | 0.00 |
| Meals and entertainment | 0.00 |
| Miscellaneous expenses | 0.00 |
| Office supplies | 0.00 |
| Rent and lease | 0.00 |
| Research and development | 0.00 |
| Travel | 0.00 |
| Utilities | 0.00 |
| **TOTAL OPERATING EXPENSES** | **0.00** |
| **OPERATING INCOME** | **0.00** |
| **OTHER INCOME** | **0.00** |
| **NET INCOME** | **0.00** |

White Elephant's Technology, Inc.
Statement of Cash Flows

## STATEMENT OF CASH FLOWS

## CASH FLOWS FROM OPERATING ACTIVITIES

Net loss ……………………………………………………………..$ (0.00)
Inventory ……………………………………………………………..(0.00)
Prepaid expenses and other current assets……………………………… (0.00)
Security deposit……………………………………………………… (0.00)
**CASH USED FOR OPERATING ACTIVITIES** …………………..**$0.00**

## CASH FLOWS FROM INVESTING ACTIVITIES
Cash used for fixed assets ()
Issuance of notes receivable - related party (0.00)
Cash used for intangible assets (0.00)

## CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES (0.00)

## CASH FLOWS FROM FINANCING ACTIVITIES (0.00)
Issuance of common and preferred stock

## CASH PROVIDED BY INVESTING ACTIVITIES (0.00)

## NET INCREASE (DECREASE) IN CASH (0.00)

## CASH AT JANUARY 1$^{ST}$ 2023 -$0.00

## CASH AT END OF DECEMBER 31$^{ST}$ 2023 - $ 300.00

*Unaudited*

White Elephant's Technology, Inc.
Statement of Changes in Equity

## STATEMENT OF STOCKHOLDER'S EQUITY

| | Common Stock | | Preferred Stock | | | | |
| | Shares | Amount | Shares | Amount | Additional paid in capital | Retained earnings | Total |
|---|---|---|---|---|---|---|---|
| Beginning Balance | 2,887,500 | 28.88 | 7,363,125 | 73.63 | 197.49 | | 300.00 |
| Contributions | | | | | | | |
| Other | | | | | | | |
| Net Income | | | | | | | 0.00 |
| Ending balance December 31st, 2023 | 2,887,500 | 28.88 | 7,363,125 | 73.63 | 197.49 | | 300.00 |

White Elephant's Technology, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

## 1. ORGANIZATION AND PURPOSE

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (August 29, 2023) through December 31, 2023. White Elephant's Technology Inc. was incorporated in the State of Delaware on August 29th, 2023.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**4. SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.